Exhibit 5

Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sales of the 4.375% Notes due 2013 and the 5.375% Notes due 2033

     The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.

Registrant Fee	0
Fiscal and Paying Agent fees and expenses	0
Listing fees	22,920
Printing expenses	29,750
Total	US$52,670